UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 16, 2026

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

COMMERCIAL AGREEMENT WITH META

On March 13, 2026, Nebius, Inc. (the “Company”), a wholly owned subsidiary of Nebius Group N.V., entered into an Infrastructure Service Agreement (the “Agreement”) with Meta Platforms, Inc. (“Meta”), pursuant to which the Company and Meta will enter into a series of orders, each for a duration of 5 years (each an “Order”). The Agreement and the initial Orders thereunder have a total contract value of up to approximately $27 billion.

Certain of the Orders are for dedicated GPU capacity clusters across multiple locations, and for a duration of 5 years, with deployments in tranches starting early 2027, and each order with associated storage and connectivity services. These Orders have a total contract value of $12 billion.

A further Order establishes an arrangement that provides Meta with access to any unsold capacity in respect of certain GPU clusters as specified in the Agreement. It is the Company’s current intention to sell such capacity in its AI cloud to third-party customers. Under the terms of this Order, in instances where the relevant capacity is not sold by Nebius to other customers, Meta is obligated to purchase such unsold capacity for the remainder of the period ending 5 years from the date on which such unsold capacity was initially deployed. This Order has a potential total contract value of up to $15 billion.

The Agreement and Orders contain customary provisions for an agreement of this nature, including termination, service level commitments, discounted monthly fees for late delivery, representations and warranties, indemnities, and limitations of liability.

A press release announcing the signing of the Agreement is attached as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Nebius Group N.V. dated March 16, 2026, announcing the Agreement with Meta.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: March 16, 2026	By:	/s/ Boaz Tal
Boaz Tal
General Counsel